FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Stake increase in Publiguias	4

PRESS RELEASE

23/02/2004

TPI, A SUBSIDIARY OF TELEFONICA, S.A., REACHES AN AGREEMENT TO INCREASE ITS STAKE IN PUBLIGUIAS TO 91%

  The TPI Group has signed an agreement to buy out a 40% stake in Publiguias to the minority shareholders Editorial Lord Cochrane and Impresiones Cuenca Uno & Impresiones Cuenca Dos.

  The transaction is worth USD65.6mn and will be financed with debt

  This acquisition tightens TPI's control over its Chilean subsidiary and underlines its confidence in the capacity for growth and development of the Chilean directories market

Madrid, 23 February 2004.- The TPI Group, leader of the Spanish and Portuguese speaking directories market, has reached an agreement to acquire a 40% stake in Publiguias to its minority shareholders Editorial Lord Cochrane (20.4%) and Impresiones Cuenca Uno & Impresiones Cuenca Dos (19.6%), for USD65.6mn.

As a result of this acquisition, the TPI group, that already holds 51% in "Impresora y Comercial Publiguias S.A." since December 2000, will end up controlling 91%. This acquisition will be carried out in the next two months.

The deal tightens TPI's control over its Chilean subsidiary and underlines its confidence in the capacity for growth and development of the Chilean directories market.

Publiguias is the leader of the Chilean directories market with over 29 years' experience and a market share of 98%. The company has more than 56,000 clients and a broad and diversified product portfolio including published products (Yellow and White Pages), internet products and telephone information services. In 2003, a total of 10 Yellow and White Pages directories where published and more than 6 million copies were distributed.

In 2003, Publiguias obtained Euros 74.89mn in revenues, a year over year increase in local currency of 5.8%. Also, EBITDA amounted to Euros 27.3 mn1, an advance of 10.1% in local currency, and the EBITDA margin improved by 1.4 percentage points vs. 2002 to 36.5%.

About TPI

TPI has consolidated its position as a global advertising group in Spain and Latin America. Leader of the Spanish-Portuguese speaking directories market, it is present in Spain, Brazil, Chile and Peru. In 2003, the TPI group obtained a Net Income of Euros 90.06 mn, growth of 19.4%. Revenues increased 7.1% (8.9% in local currency) to Euros 570.83 mn compared to 2002, while EBITDA grew 19.6% (19.3% in local currency) to Euros 179.58 mn.

Para más información / For further information

Telefónica Publicidad e Información

Dirección de Comunicación

Tel: +34 91 339 63 04

prensa@paginasamarillas.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 24th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors